Exhibit 99.1

Date: March 5, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SSR MINING INC.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 09, 2021
Record Date for Voting (if applicable) :	April 09, 2021
Beneficial Ownership Determination Date :	April 09, 2021
Meeting Date :	May 21, 2021
Meeting Location (if available) :	Virtual meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	784730103	CA7847301032

Sincerely, Computershare Agent for SSR MINING INC.